FORM 5 / / Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). / / Form 3 Holdings Reported / / Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: October 31, 2001 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	HYLLAND	RICHARD	R.		NORTHWESTERN CORPORATION NOR				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	125 S. DAKOTA AVENUE					DECEMBER 2000			PRESIDENT & CHIEF OPERATING OFFICER

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form filed by One Reporting Person Form filed by More than
	SIOUX FALLS	SD	57104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
											(Instr. 3 and 4)
							Amount	(A) or (D)	Price

	COMMON STOCK		*		R		19	A	#		397		I		(2)

	COMMON STOCK		*		R		19	A	#		397		I		(3)

	COMMON STOCK		*		R		291	A	#		5553		I		SPOUSE

	COMMON STOCK		(1)		R		12	A	#		329		D

	COMMON STOCK		+		B						2886		D

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
SEC 2270 (3/99)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									(A)	(D)		Date Exercisable	Expiration Date

PHANTOM STOCK UNITS				3-1-00		A			133				%

PHANTOM STOCK UNITS				6-1-00		A			114				%

PHANTOM STOCK UNITS				9-1-00		A			124				%

PHANTOM STOCK UNITS				12-1-00		A			129				%

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)	8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Title	Amount or Number of Shares

COMMON STOCK	133	22.2750		9,860			D

COMMON STOCK	114	23.1875		9,860			D

COMMON STOCK	124	21.5000		9,680			D

COMMON STOCK	124	22.5000		9,680			D

Explanation of Responses:

ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES

*	SHARES ACQUIRED THRU DIVIDEND REINVESTMENT PLAN FROM 3-1-00 TO 12-1-00
#	PRICES RANGE FROM $21.7090 TO $23.3510
%	PHANTOM STOCK UNITS MATURE 5 YEARS FROM DATE OF AWARD
(1)	SHARES ACQUIRED THRU TEAM MEMBER FROM 3-1-00 TO 12-1-00
+	SHARES ACQUIRED THRU ESOP FROM 3-1-00 THRU 3-1-00
(2)	SHARES AND TRANSACTIONS REPORTED ARE OWNED BY THE REPORTING PERSON'S MINOR DAUGHTER. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES AND ANY PECUNIARY INTEREST IN ANY REPORTED TRANSACTIONS.
(3)	SHARES AND TRANSACTIONS REPORTED ARE OWNED BY THE REPORTING PERSON'S MINOR SON. THE REPORTING PERSON DISCLAIMS BENEFICIAL OWNERSHIP OF THESE SHARES AND ANY PECUNIARY INTEREST IN ANY REPORTED TRANSACTIONS.

	/s/ Richard R. Hylland	2/12/2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Page 2 SEC 2270 (7-97)